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February 6, 2017

VIA EDGAR AND ELECTRONIC MAIL

Pamela A. Long, Esq.
Assistant Director

Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steel Partners Holdings L.P. (“SPLP”) Amendment No. 1 to Registration Statement on Form S-4 Filed January 24, 2017 File No. 333-215482

Dear Ms. Long:

We acknowledge receipt of the letter of comment dated January 31, 2017 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with SPLP and provide the following response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 2 to the Form S-4 filed on the date hereof by SPLP (the “Form S-4”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-4. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below, and our response appears immediately below such comment.

Tax Opinion

1.	We note that the opinion you have provided as an exhibit and the revised disclosure in the S-4 opine that the disclosure represents an accurate summary of the tax consequences. Please revise your opinion to clearly identify each material tax consequence, set forth your opinion as to each identified tax item; and set forth the basis for the opinion. If you are unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for your inability to opine on a material tax consequence (for example, the facts are currently unknown or the law is unclear); and discuss the possible alternatives and risks to investors of that tax consequence. Please see Staff Legal Bulletin 19 for guidance.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 6, 2017

A revised tax opinion has been filed as Exhibit 8.1 to the Form S-4, and SPLP has revised the Form S-4 in accordance with this comment. See pages 147 -151 of the Form S-4.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

cc:	Mr. Jack L. Howard Leonard J. McGill, Esq.